[PROUROCARE MEDICAL LETTERHEAD]

January 7, 2009

Ms. Peggy Fisher

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.   20549

Re:	ProUroCare Medical Inc.
Registration Statement on Form S-1
SEC File No. 333-153605

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of ProUroCare Medical Inc. (the “Registrant”), hereby requests acceleration of the effective date of the above-referenced registration statement at 3:30 p.m., Washington, D.C. time, on Wednesday, January 7, 2009, or as soon thereafter as practicable.

The Registrant acknowledges that:  (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard C. Carlson
Richard C. Carlson
Chief Executive Officer